August 26, 2013

Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:      LCNB Corporation
Registration Statement on Form S-3
Filed August 13, 2013
File number 333-190577

Dear Mr. Windsor:

On behalf of LCNB Corp. (the “Company”), we are hereby providing the following responses to your comment letter dated August 20, 2013 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 13, 2013 (the “Registration Statement”).  We have concurrently herewith filed an amendment to the referenced Registration Statement (“Amendment No. 1”) which includes revisions responsive to certain of your comments.

To assist your review, we have retyped the text of the comments contained in the Comment Letter in italics below.  All capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 1 to the Registration Statement.  The responses and information described below are based upon information provided to us by the Company.

Selling Shareholders, page 5

1.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

The selling shareholders are neither broker-dealers nor affiliates of a broker-dealer. As such, the securities were acquired for investment purposes.

2.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

The selling shareholders are not broker-dealers.

3.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates: (i) purchased the securities in the ordinary course of business; and (ii) at the time of purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Christian Windsor
United States Securities and Exchange Commission
August 26, 2013

The selling shareholders are not affiliates of broker-dealers.

4.	Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

The selling shareholders are not broker-dealer affiliates and, as the securities were acquired for investment purposes, are not acting as underwriters.

5.	With respect to each selling shareholder that is not a natural person, please revise to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

The Company acknowledges your comment, and in Amendment No. 1 has revised the “Selling Shareholder” section to identify the natural person(s) who exercise shared voting and/or dispositive powers over the securities.

Exhibit 5.1

6.	We note that the opinion states that the shares will be validly issued, fully paid and nonassessable upon the selling shareholders’ exercise of the warrants. Please tell us how the warrants may be exercised. Revise to add an assumption that the warrants have been exercised in accordance with the document that governs such exercise (i.e. the Warrant Agreement). For more information, refer to Section II.B.2.h. of Staff Legal Bulletin No. 19.

The Company acknowledges your comment, and in Exhibit 5.1 of Amendment No. 1 has included the additional assumption. The warrants held by the selling shareholders may be exercised at any time prior to 5:00 p.m. on January 9, 2019, by (i) delivering the warrant and notice of exercise to the Company as well as (ii) payment of the exercise price of the shares thereby purchased.

7.	Please delete the third assumption in the third paragraph on page 1 of the legal opinion. It is not appropriate to assume that the issuance of the shares does not violate any applicable law or is in conformity with the articles of incorporation and regulations. For more information, refer to Section II.B.3. of Staff Legal Bulletin No. 19.

The Company acknowledges your comment, and in Amendment No. 1 has removed the aforementioned assumption from the legal opinion.

* * *

Christian Windsor
United States Securities and Exchange Commission
August 26, 2013

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss any of these items, please feel free to call me at (513) 977-8171.

Very truly yours,

/s/ Susan B. Zaunbrecher

Susan B. Zaunbrecher, Esq.